Exhibit 99.9

PRESS RELEASE

COP29: TotalEnergies and Oil India Join Forces to Collaborate

on Methane Emissions Detection and Measurement

Paris, November 19, 2024 – TotalEnergies and Oil India Limited (OIL) signed a Cooperation Agreement to carry out methane emissions detection and measurement campaigns using TotalEnergies’ pioneer AUSEA1 technology at OIL sites in India.

State-owned enterprise OIL recently joined the Oil and Gas Decarbonization Charter (OGDC), a global industry initiative launched at COP28, co-chaired by TotalEnergies’ CEO. The OGDC’s ambition is to work towards net-zero operations by 2050, as well as near-zero upstream methane emissions and zero routine flaring by 2030. Moreover, OGDC members are committed to measuring and publicly reporting progress.

In line with the OGDC’s principle of sharing good practices, TotalEnergies makes this technology available to other operators among the signatories, as an effective and recognized tool to detect, measure and eventually abate methane emissions on their own assets.

AUSEA, a one-of-a-kind technology by TotalEnergies

Mounted on a drone, the AUSEA gas analyzer, developed by TotalEnergies and its R&D partners, consists of a dual sensor capable of detecting methane and carbon dioxide emissions, while at the same time identifying their source. This technology marks a step change in methane emissions detection and measurement compared to traditional techniques. By allowing access to hard-to-reach emission points, on all types of industrial facilities, both offshore and onshore, AUSEA is reputed as one of the most accurate technologies in the industry.

“We are delighted that OIL has joined the growing list of national companies we are collaborating with by making our AUSEA technology available. This is a clear demonstration that the Oil & Gas Decarbonization Charter launched at COP28 has gained momentum, thanks to the promotion of industrial best practices. Today, AUSEA performs campaigns on every continent and contributes to the OGDC signatories’ ambition to aim at near-zero upstream methane emissions by 2030”, said Patrick Pouyanné Chairman and CEO of TotalEnergies.

Commenting on the pact, Dr. Ranjit Rath, Chairman & Managing Director of OIL, said “By joining our peers in the OGDC, OIL reiterates India’s commitment to the global community, while underscoring OIL's dedication to reducing emissions. OIL is pleased to be collaborating with TotalEnergies, an industry pioneer in methane emissions detection and measurements”.

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1 Airborne Ultralight Spectrometer for Environmental Applications

About Oil India

Oil India Limited (OIL), a Maharatna CPSE of the Government of India, is a fully integrated Exploration & Production company in the upstream sector. With its origin dating back to the glorious year of oil discovery in India in 1889, today, OIL is regarded as one of the leading CPSEs in the country with total domestic operating acreage of more than 62,000 sq. km spread over areas in the states of Assam, Arunachal Pradesh, Mizoram, Tripura, Nagaland, Odisha, Andhra Pradesh & Rajasthan and offshore areas in Andaman, Kerala-Konkan & KG shallow waters. OIL’s material subsidiary, Numaligarh Refinery Limited (NRL), with its high growth trajectory, has established its position as a model business enterprise in the oil and gas industry in India. OIL’s Net Zero commitment encompasses a range of initiatives, including achieving zero gas flaring, adopting cleaner energy sources, investing in renewable energy projects and implementing advanced technologies to minimize greenhouse gas emissions. By adopting innovative technologies, forging collaborations, and investing in renewable energy projects, OIL is playing a vital role in India’s journey towards a low-carbon economy and a sustainable energy future. The untiring efforts and contribution of dedicated workforce OIL was bestowed with the MAHARATNA status in 2023, the highest honour conferred to a Central Public Sector Enterprise (CPSE) in India.

@OilIndiaLtd @Oil India Limited / ऑयल इंिडया िलिमटेड
@OilIndiaLtd @oilindialtd

Oil India Contacts

Corporate Media Relations: +91 9810548249 l goswamir@oilindia.in

Investor Relations: +91 9810602958 l smaharana@oilindia.in

About TotalEnergies in India

TotalEnergies is present in India since 1993 and has a growing footprint in the Country. The Company has partnered with the Adani Group through Joint Ventures in Gas and Renewables (Adani Total Private Limited, Dhamra LNG Terminal Private Limited, Adani Total Gas Limited, Adani Green Energy Limited, AGEL23, ARE9L and ARE64L) and also has a presence in energy storage (SAFT) and distributed solar generation. It operates in the chemical business (Hutchinson) and is active in LPG, lubricants and special fluids, an underground LPG storage facility at Vizag through a JV with HPCL, and manufacturing & marketing of modified bitumen derivatives through a JV with Indian Oil Corporation Limited. The Company has a R&D centre in Mumbai (Technical Centre Asia- Pacific) and a Digital Innovation Center located in Pune, in partnership with Tata Consulting Services (TCS).

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

TotalEnergies Contacts

Corporate Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).